SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 5)1

MKS INSTRUMENTS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

55306N104
(CUSIP Number)

Harley M. Smith Assistant Secretary Emerson Electric Co. 8000 W. Florissant Avenue St. Louis, MO 63136 (314) 553-2431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

   1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55306N104	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emerson Electric Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,065,182
	8	SHARED VOTING POWER 16,461,938
	9	SOLE DISPOSITIVE POWER 1,065,182
	10	SHARED DISPOSITIVE POWER 7,902,161
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,527,120 - See Items 4 and 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0% - See Items 4 and 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 55306N104	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Astec America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,902,161
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,902,161
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,902,161 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% - See Item 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace or add to the existing items in the original Schedule 13D (as amended). All defined terms shall have the same meaning as previously ascribed to them in the original Schedule 13D (as amended), unless otherwise noted.

      Item 1. Security and Issuer.

      Item 2. Identity and Background.

      Item 3. Source and Amount of Funds or Other Consideration.

      Item 4. Purpose of Transaction.

     The following additional paragraph is added before the last paragraph of item 4 of this Schedule 13D, as amended through Amendment No. 4:

     Emerson sold shares of Common Stock in the amounts and on the dates listed in Schedule C hereto. In each case such shares were held indirectly by Emerson through its wholly-owned subsidiary, Astec. In addition, shares held by the Emerson Charitable Trust were donated in the amount(s) and on the date(s) listed in Schedule C hereto.

      Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Exchange Act, Emerson may be deemed to beneficially own 17,527,120 shares of Common Stock, or approximately 32.0% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, Astec may be deemed to beneficially own 7,902,161 shares of Common Stock, or approximately 14.4% of the outstanding shares of Common Stock.

     Emerson disclaims the existence of a group (pursuant to the Shareholder Agreement, Voting Agreement or otherwise) and the Reporting Persons are filing this Statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of the knowledge of each Reporting Person, any persons named in Schedule A or Schedule B hereto, owns beneficially any Shares.

     (b) By virtue of the relationship set forth under Item 2 of this Statement, Emerson may be deemed to have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,065,182 shares of Common Stock held by it directly and the shared power to direct the disposition of and vote of the 7,902,161 shares of Common Stock held by Astec.

     By virtue of the Voting Agreement, the details of which are set forth under Item 4 of this Statement, Emerson may be deemed to have the shared power to vote or direct the vote of the 8,559,777 shares of Common Stock held by the Stockholders holding such shares as of April 5, 2006 for the limited purposes described in Item 4 of this Statement.

     Astec has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 7,902,161 shares of Common Stock held by it.

     (c) The Reporting Persons and/or the persons set forth in Schedule A or Schedule B hereto have effected transactions in the shares of Common Stock during the past 60 days as set forth in Schedule C hereto.

     (d) Emerson and Astec each shall be entitled to receive dividends declared on their respective shares of Common Stock and proceeds from the sale of the shares of Common Stock.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Agreement and Plan of Merger with respect to the Acquisition of the ENI Business dated as of October 30, 2001 between Emerson Electric Co. and MKS Instruments, Inc.[2]

Exhibit 3:	Shareholder Agreement dated as of January 31, 2002 among MKS Instruments, Inc. and Emerson Electric Co.[3]

Exhibit 4:	Voting Agreement dated as of October 30, 2001 between Emerson Electric Co. and John R. Bertucci, Claire R. Bertucci and certain other parties set forth in Schedule 1 to such Voting Agreement.[4]

Exhibit 5:	Joinder Agreement to the Voting Agreement dated as of December 14, 2001 by Robinson Hill L.P.[5]

[2]	Filed as an exhibit to the Schedule 13D dated January 31, 2002.

[3]	Filed as an exhibit to the Schedule 13D dated January 31, 2002.

[4]	Filed as an exhibit to the Schedule 13D dated January 31, 2002.

[5]	Filed as an exhibit to the Schedule 13D dated January 31, 2002.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 6, 2006

EMERSON ELECTRIC CO.

By:	/s/ Harley M. Smith

Name: Harley M. Smith
Title: Assistant Secretary

ASTEC AMERICA, INC.

By:	/s/ Harley M. Smith

Name: Harley M. Smith
Title: Secretary

SCHEDULE A

Executive Officers and Directors
of
Emerson Electric Co. (“Emerson”)

     The names of the Directors and the names and titles of the Executive Officers of Emerson Electric Co. are set forth below. If no business address is given, the director’s or officer’s business address is 8000 W. Florissant Avenue, St. Louis, MO 63136. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Name and Business Address	Present Principal Occupation Including Name of Employer

A.A. Busch III	Chairman of the Board of Anheuser-Busch Companies, Inc.
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, MO 63118

D.N. Farr	Chairman of the Board, Chief Executive Officer and President of Emerson

D.C. Farrell	Retired

C. Fernandez G.	Chairman and Chief Executive Officer of Grupo Modelo, S.A. de C.V.
Grupo Modelo, S.A. de C.V.
Campos Eliseos No. 400, Piso 18
Lomas de Chapultepec
11000 Mexico, D.F.
Citizenship: Mexico

W.J. Galvin	Senior Executive Vice President and Chief Financial Officer of Emerson

A.F. Golden	Partner of Davis Polk & Wardwell
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

R.B. Horton	Executive Chairman of the Sporting Exchange, Ltd.
Stoke Abbas
South Stoke
Oxfordshire RG8 OJT
Citizenship: United Kingdom

G.A. Lodge	Retired

Name and Business Address	Present Principal Occupation Including Name of Employer

V.R. Loucks, Jr.	Retired
1101 Skokie Blvd.
Suite 240
North Brook, IL 60062

J.B. Menzer	Vice Chairman of Wal-Mart Stores, Inc.
Wal-Mart International
702 S.W. 8th Street
Mail Station 0130
Bentonville, AK 72716

C.A. Peters	Senior Executive Vice President of Emerson

J.W. Prueher	Retired

R.L. Ridgway	Retired

Executive Officers (who are not also Directors)

W.W. Withers	Executive Vice President, Secretary and General Counsel of Emerson

E.L. Monser	Chief Operating Officer of Emerson

R.J. Schlueter	Vice President and Chief Accounting Officer of Emerson

SCHEDULE B

Executive Officers and Directors
of
Astec America, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Astec America are set forth below. If no business address is given, the director’s or officer’s business address is 5810 Van Allen Way, Carlsbad, California 92008. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Name and Business Address	Present Principal Occupation Including Name of Employer

J.L. Geldmacher	President of Astec America

W. Hartleb	Director Receivables Management, Astec America

T.C. Rosenast	Treasurer of Astec America

Executive Officers (who are not also Directors)

Not applicable

SCHEDULE C

Date	Reporting Person	Shares of Common Stock	Price/Share	Transaction

3/09/2006	Emerson Electric Co. (1)	30,332	$21.9149(2)	open market sale
3/10/2006	Emerson Electric Co. (1)	23,246	$21.9982(3)	open market sale
3/13/2006	Emerson Electric Co. (1)	15,000	$22.0823(4)	open market sale
3/14/2006	Emerson Electric Co. (1)	15,000	$22.8951(5)	open market sale
3/15/2006	Emerson Electric Co. (1)	15,000	$23.0407(6)	open market sale
3/16/2006	Emerson Electric Co.	77,780	N/A(7)	donation
3/16/2006	Emerson Electric Co. (1)	15,000	$22.8462(8)	open market sale
3/17/2006	Emerson Electric Co. (1)	15,000	$22.6531(9)	open market sale
3/20/2006	Emerson Electric Co. (1)	15,000	$22.5663(10)	open market sale
3/21/2006	Emerson Electric Co. (1)	15,000	$22.7031(11)	open market sale
3/22/2006	Emerson Electric Co. (1)	15,000	$22.4759(12)	open market sale
3/23/2006	Emerson Electric Co. (1)	15,000	$22.8484(13)	open market sale
3/24/2006	Emerson Electric Co. (1)	15,000	$23.2594(14)	open market sale
3/27/2006	Emerson Electric Co. (1)	15,000	$23.4291(15)	open market sale
3/28/2006	Emerson Electric Co. (1)	15,000	$23.3474(16)	open market sale
3/29/2006	Emerson Electric Co. (1)	15,000	$23.2516(17)	open market sale
3/30/2006	Emerson Electric Co. (1)	15,000	$23.1556(18)	open market sale
3/31/2006	Emerson Electric Co. (1)	15,000	$23.4631(19)	open market sale
4/03/2006	Emerson Electric Co. (1)	15,000	$23.5076(20)	open market sale
4/04/2006	Emerson Electric Co. (1)	15,000	$23.1912(21)	open market sale
4/05/2006	Emerson Electric Co. (1)	15,000	$23.2366(22)	open market sale

(1)	By Astec

(2)	The sale was effected in multiple transactions, at varying prices per share, on March 9, 2006, as follows: 100 shares at $21.68; 400 at $21.70; 300 at $21.71; 500 at $21.72; 1,200 at $21.73; 200 at $21.74; 603 at $21.75; 400 at $21.76; 1,000 at $21.77; 800 at $21.78; 900 at $21.79; 800 at $21.80; 400 at $21.81; 630 at $21.82; 500 at $21.83; 1,600 at $21.84; 700 at $21.85; 1,700 at $21.86; 2,399 at $21.87; 1,884 at $21.88; 508 at $21.89; 808 at $21.90; 800 at $21.91; 385 at $21.94; 1,715 at $21.95; 400 at $21.96; 200 at $21.97; 500 at $21.99; 100 at $22.00; 100 at $22.01; 100 at $22.02; 200 at $22.03; 100 at $22.04; 400 at $22.05; 100 at $22.06; 700 at $22.07; 100 at $22.08; 900 at $22.09; 1,000 at $22.10; 611 at $22.11; 100 at $22.12; 389 at $22.13; 300 at $22.14; 1,500 at $22.15; 200 at $22.16; 300 at $22.17; 300 at $22.20; 200 at $22.21; 100 at $22.22; and 200 at $22.25. The average sales price for these transactions was $21.9149 per share.

(3)	The sale was effected in multiple transactions, at varying prices per share, on March 10, 2006, as follows: 100 shares at $21.57; 300 at $21.60; 100 at $21.65; 100 at $21.66; 300 at $21.74; 600 at $21.75; 100 at $21.76; 100 at $21.77; 100 at $21.78; 100 at $21.79; 100 at $21.81; 200 at $21.82; 100 at $21.84; 100 at $21.86; 200 at $21.88; 759 at $21.89; 541 at $21.90; 301 at $21.91; 200 at $21.92; 400 at $21.93; 100 at $21.94; 200 at $21.97; 200 at $21.98; 100 at $21.99; 3,600 at $22.00; 2,200 at $22.01; 500 at $22.02; 1,000 at $22.03; 1,054 at $22.04; 946 at $22.05; 1,800 at $22.06; 2,545 at $22.07; 500 at $22.08; 1,700 at $22.09; 1,500 at $22.10; 300 at $22.12; and 200 at $22.13. The average sales price for these transactions was $21.9982 per share.

(4)	The sales were effected in multiple transactions, at varying prices per share, on March 13, 2006, as follows: 100 shares at $21.88; 300 at $21.95; 500 at $21.96; 100 at $21.97; 200 at $21.98; 300 at $21.99; 1,045 at $22.00; 600 at $22.01; 900 at $22.02; 600 at $22.03; 1,000 at $22.04; 600 at $22.05; 1,400 at $22.06; 900 at $22.07; 200 at $22.08; 686 at $22.09; 1,000 at $22.10; 314 at $22.11; 200 at $22.12; 200 at $22.15; 400 at $22.16; 700 at $22.17; 500 at $22.18; 355 at $22.19; 500 at $22.20; 200 at $22.21; 300 at $22.22; 200 at $22.23; 300 at $22.24; and 400 at $22.25. The weighted average sales price for these transactions was $22.0823 per share.

(5)	The sales were effected in multiple transactions, at varying prices per share, on March 14, 2006, as follows: 500 shares at $21.92; 200 at $22.20; 100 at $22.34; 200 at $22.36; 200 at $22.42; 100 at $22.44; 200 at $22.49; 200 at $22.58; 200 at $22.62; 100 at $22.63; 200 at $22.65; 200 at $22.66; 100 at $22.67; 200 at $22.68; 500 at $22.70; 200 at $22.71; 200 at $22.72; 400 at $22.73; 100 at $22.74; 100 at $22.75; 100 at $22.77; 200 at $22.79; 400 at $22.80; 100 at $22.88; 300 at $22.89; 200 at $22.90; 200 at $22.91; 200 at $22.92; 500 at $22.93; 107 at $22.94; 300 at $22.95; 593 shares at $22.97; 100 at $22.98; 1,000 at $22.99; 400 at $23.00; 200 at $23.01; 300 at $23.03; 400 at $23.05; 100 at $23.08; 300 at $23.09; 600 at $23.10; 500 at $23.11; 500 at $23.12; 800 at $23.14; 300 at $23.15; 400 at $23.16; 800 at $23.17; 200

at $23.18; 100 at $23.19; 300 at $23.20; 200 at $23.22; and 100 at $23.23. The weighted average sales price for these transactions was $22.8951 per share.

(6)	The sales were effected in multiple transactions, at varying prices per share, on March 15, 2006, as follows: 200 shares at $22.86; 100 at $22.89; 300 at $22.90; 400 at $22.91; 500 at $22.93; 100 at $22.94; 600 at $22.95; 400 at $22.96; 700 at $22.97; 999 at $22.98; 700 at $22.99; 1,300 at $23.00; 400 at $23.01; 700 at $23.02; 1,000 at $23.03; 500 at $23.04; 800 at $23.05; 200 at $23.06; 100 at $23.07; 100 at $23.08; 1,400 at $23.09; 1,100 at $23.10; 500 at $23.11; 200 at $23.12; 300 at $23.13; 200 at $23.21; 100 at $23.24; 200 at $23.25; 401 at $23.26; 100 at $23.27; 200 at $23.28; and 200 at $23.29. The weighted average sales price for these transactions was $23.0407 per share.

(7)	Donation of shares by the Emerson Charitable Trust.

(8)	The sales were effected in multiple transactions, at varying prices per share, on March 16, 2006, as follows: 600 shares at $22.57; 2,100 at $22.58; 420 at $22.59; 200 at $22.60; 100 at $22.61; 200 at $22.73; 516 at $22.74; 100 at $22.75; 500 at $22.76; 200 at $22.77; 100 at $22.78; 400 at $22.79; 300 at $22.80; 1,000 at $22.81; 500 at $22.82; 500 at $22.83; 300 at $22.84; 452 at $22.85; 200 at $22.86; 200 at $22.87; 200 at $22.88; 200 at $22.90; 1,000 at $22.95; 100 at $22.98; 300 at $22.99; 100 shares at $23.00; 500 at $23.01; 534 at $23.02; 100 at $23.03; 978 at $23.04; 300 at $23.05; 300 at $23.06; 200 at $23.10; 300 at $23.13; 500 at $23.14; 200 at $23.15; 200 at $23.16; and 100 at $23.22. The weighted average sales price for these transactions was $22.8462 per share.

(9)	The sales were effected in multiple transactions, at varying prices per share, on March 17, 2006, as follows: 200 shares at $22.45; 100 at $22.49; 200 at $22.51; 300 at $22.56; 200 at $22.57; 600 at $22.58; 100 at $22.59; 700 at $22.60; 1,200 at $22.61; 252 at $22.62; 764 at $22.63; 1,560 at $22.64; 1,962 at $22.65; 1,600 at $22.66; 1,800 at $22.67; 595 at $22.68; 105 at $22.69; 300 at $22.70; 500 at $22.71; 600 at $22.72; 100 at $22.73; 200 at $22.77; 100 at $22.78; 762 at $22.79; and 200 at $22.80. The weighted average sales price for these transactions was $22.6531 per share.

(10)	The sales were effected in multiple transactions, at varying prices per share, on March 20, 2006, as follows: 100 shares at $22.42; 200 at $22.44; 300 at $22.45; 500 at $22.46; 900 at $22.47; 200 at $22.48; 700 at $22.49; 1,200 at $22.50; 750 at $22.51; 600 at $22.52; 250 at $22.53; 400 at $22.54; 800 at $22.55; 400 at $22.56; 1,000 at $22.57; 1,300 at $22.58; 1,000 at $22.59; 1,400 at $22.60; 300 at $22.61; 500 at $22.62; 500 at $22.64; 100 at $22.65; 200 at $22.66; 200 at $22.69; 200 at $22.72; 300 at $22.73; 100 at $22.74; 200 at $22.80; and 400 at $22.83. The weighted average sales price for these transactions was $22.5663 per share.

(11)	The sales were effected in multiple transactions, at varying prices per share, on March 21, 2006, as follows: 300 shares at $22.34; 200 at $22.35; 100 at $22.37; 200 at $22.38; 100 at $22.39; 700 at $22.40; 100 at $22.41; 100 at $22.46; 200 at $22.51; 600 at $22.52; 100 at $22.54; 200 at $22.60; 300 at $22.62; 200 at $22.63; 2,000 at $22.64; 900 at $22.65; 500 at $22.66; 100 at $22.67; 300 at $22.68; 500 at $22.69; 2,100 at $22.70; 100 at $22.72; 200 at $22.74; 300 at $22.75; 200 at $22.76; 400 shares at $22.77; 200 at $22.78; 100 at $22.79; 100 at $22.83; 200 at $22.86; 100 at $22.87; 385 at $22.88; 15 at $22.89; 200 at $22.90; 100 at $22.91; 100 at $22.93; 400 at $22.94; 200 at $22.95; 300 at $22.97; 500 at $22.99; 600 at $23.00; and 500 at $23.05. The weighted average sales price for these transactions was $22.7031 per share.

(12)	The sales were effected in multiple transactions, at varying prices per share, on March 22, 2006, as follows: 100 shares at $22.30; 200 at $22.31; 100 at $22.33; 100 at $22.34; 200 at $22.36; 200 at $22.37; 300 at $22.38; 500 at $22.39; 1,200 at $22.40; 429 at $22.41; 400 at $22.42; 471 at $22.43; 800 at $22.44; 1,000 at $22.45; 1,300 at $22.46; 500 at $22.47; 500 at $22.48; 700 at $22.49; 500 at $22.50; 700 at $22.51; 900 at $22.52; 600 at $22.53; 900 at $22.54; 392 at $22.55; 502 at $22.56; 600 shares at $22.57; 100 at $22.58; 100 at $22.59; 200 at $22.61; 100 at $22.63; 400 at $22.64; and 6 at $22.65. The weighted average sales price for these transactions was $22.4759 per share.

(13)	The sales were effected in multiple transactions, at varying prices per share, on March 23, 2006, as follows: 100 shares at $22.36; 100 at $22.37; 200 at $22.49; 100 at $22.58; 100 at $22.59; 400 at $22.60; 200 at $22.62; 200 at $22.66; 100 at $22.69; 300 at $22.70; 300 at $22.71; 600 at $22.73; 200 at $22.74; 262 at $22.78; 1,000 at $22.79; 638 at $22.80; 500 at $22.81; 300 at $22.82; 200 at $22.83; 500 at $22.84; 600 at $22.85; 900 at $22.86; 900 at $22.87; 900 at $22.88; 300 at $22.89; 700 shares at $22.90; 706 at $22.91; 200 at $22.92; 476 at $22.93; 300 at $22.94; 200 at $22.95; 300 at $22.96; 400 at $22.97; 200 at $23.03; 100 at $23.05; 900 at $23.06; 300 at $23.07; 18 at $23.11; 200 at $23.14; and 100 at $23.15. The weighted average sales price for these transactions was $22.8484 per share.

(14)	The sales were effected in multiple transactions, at varying prices per share, on March 24, 2006, as follows: 100 shares at $22.98; 400 at $23.00; 300 at $23.01; 500 at $23.02; 200 at $23.03; 100 at $23.06; 600 at $23.07; 400 at $23.08; 400 at $23.10; 200 at $23.11; 100 at $23.12; 300 at $23.14; 560 at $23.15; 214 at $23.16; 86 at $23.17; 100 at $23.18; 500 at $23.20; 200 at $23.21; 200 at $23.22; 100 at $23.23; 400 at $23.24; 800 at $23.25; 500 at $23.26; 300 at $23.27; 300 at $23.28; 300 shares at $23.29; 450 at $23.31; 400 at $23.32; 250 at $23.33; 400 at $23.35; 200 at $23.36; 630 at $23.37; 800 at $23.38; 800 at $23.39; 200 at $23.40; 710 at $23.41; 1,200 at $23.42; 400 at $23.43; 100 at $23.44; and 300 at $23.46. The weighted average sales price for these transactions was $23.2594 per share.

(15)	The sales were effected in multiple transactions, at varying prices per share, on March 27, 2006, as follows: 300 shares at $23.21; 100 at $23.22; 100 at $23.23; 100 at $23.24; 400 at $23.27; 200 at $23.28; 100 at $23.29; 900 at $23.30; 200 at $23.31; 200 at $23.32; 100 at $23.33; 200 at $23.34; 100 at $23.38; 700 at $23.40; 867 at $23.41; 1,007 at $23.42; 1,374 at $23.43; 1,442 at $23.44; 879 at $23.45; 1,185 shares at $23.46; 500 at $23.47; 500 at $23.48; 546 at $23.49; 400 at $23.50; 200 at $23.52; 800 at $23.53; 500 at $23.54; 500 at $23.55; 500 at $23.56; and 100 at $23.57. The weighted average sales price for these transactions was $23.4291 per share.

(16)	The sales were effected in multiple transactions, at varying prices per share, on March 28, 2006, as follows: 1,294 shares at $23.20; 200 at $23.21; 902 at $23.22; 100 at $23.23; 600 at $23.24; 1,854 at $23.25; 300 at $23.26; 700 at $23.27; 100 at $23.28; 100 at $23.29; 900 at $23.30; 1,200 at $23.31; 400 at $23.32; 197 at $23.33; 500 at $23.34; 100 at $23.35; 200 at $23.36; 200 at $23.37; 200 at $23.38; 500 at $23.39; 100 at $23.40; 200 shares at $23.42; 474 at $23.45; 700 at $23.46; 200 at $23.47; 200 at $23.49; 300 at $23.50; 500 at $23.51; 100 at $23.52; 100 at $23.55; 1,300 at

$23.59; 100 at $23.60; and 179 at $23.61. The weighted average sales price for these transactions was $23.3474 per share.

(17)	The sales were effected in multiple transactions, at varying prices per share, on March 29, 2006, as follows: 2,248 shares at $23.23; 1,000 at $23.24; 6,206 at $23.25; 3,200 at $23.26; and 2,346 at $23.27. The weighted average sales price for these transactions was $23.2516 per share.

(18)	The sales were effected in multiple transactions, at varying prices per share, on March 30, 2006, as follows: 100 shares at $23.07; 100 at $23.08; 300 at $23.09; 1,300 at $23.10; 700 at $23.11; 1,700 at $23.12; 1,100 at $23.13; 700 at $23.14; 2,600 at $23.15; 1,500 at $23.16; 900 at $23.17; 900 at $23.18; 412 at $23.19; 688 at $23.20; 700 at $23.21; 100 at $23.22; 200 at $23.23; 400 at $23.24; 200 at $23.26; 100 at $23.27; 100 at $23.29; and 200 at $23.30. The weighted average sales price for these transactions was $23.1556 per share.

(19)	The sales were effected in multiple transactions, at varying prices per share, on March 31, 2006, as follows: 100 shares at $23.18; 200 at $23.21; 200 at $23.24; 100 at $23.27; 400 at $23.29; 200 at $23.30; 100 at $23.33; 300 at $23.38; 100 at $23.40; 500 at $23.41; 964 at $23.42; 200 at $23.43; 600 at $23.44; 700 at $23.45; 706 at $23.46; 800 at $23.47; 1,600 at $23.48; 1,900 at $23.49; 1,730 at $23.50; 700 at $23.51; 1,300 at $23.52; 700 at $23.53; 300 at $23.54; 100 at $23.55; 300 at $23.56; 100 at $23.57; and 100 at $23.63. The weighted average sales price for these transactions was $23.4631 per share.

(20)	The sales were effected in multiple transactions, at varying prices per share, on April 3, 2006, as follows:100 shares at $23.27; 500 at $23.28; 700 at $23.29; 400 at $23.30; 100 at $23.31; 100 at $23.32; 200 at $23.34; 100 at $23.35; 300 at $23.38; 100 at $23.40; 500 at $23.41; 300 at $23.42; 100 at $23.43; 17 at $23.44; 100 at $23.45; 700 at $23.46; 500 at $23.47; 400 at $23.48; 1,600 at $23.49; 1,113 at $23.50; 13 at $23.51; 600 at $23.52; 200 at $23.53; 400 at $23.54; 700 shares at $23.56; 100 at $23.57; 500 at $23.58; 100 at $23.59; 1,100 at $23.60; 300 at $23.61; 900 at $23.62; 600 at $23.63; 300 at $23.65; 400 at $23.66; 57 at $23.67; 200 at $23.68; 100 at $23.69; 100 at $23.70; 200 at $23.74; and 200 at $23.75. The weighted average sales price for these transactions was $23.5076 per share.

(21)	The sales were effected in multiple transactions, at varying prices per share, on April 4, 2006, as follows: 200 shares at $23.02, 200 at $23.03, 152 at $23.05, 500 at $23.06, 184 at $23.07, 500 at $23.08, 300 at $23.09, 500 at $23.10, 1,000 at $23.11, 500 at $23.12, 600 at $23.13, 1,000 at $23.14, 1,500 at $23.15, 300 at $23.16, 700 at $23.17, 700 at $23.18, 500 at $23.19, 400 at $23.20, 464 at $23.22, 300 at $23.23, 900 at $23.25, 400 at $23.26, 400 at $23.27, 100 at $23.28, 600 at $23.29, 400 at $23.31, 300 at $23.32, 200 at $23.33, 200 at $23.34, 100 at $23.39, 100 at $23.40, 100 at $23.42, 200 at $23.43, 200 at $23.44, 100 at $23.49, and 200 at $23.51. The weighted average sales price for these transactions was $23.1912 per share.

(22)	The sales were effected in multiple transactions, at varying prices per share, on April 5, 2006, as follows:100 shares at $23.04, 300 at $23.05, 300 at $23.06, 400 at $23.07, 800 at $23.08, 200 at $23.11, 400 at $23.12, 200 at $23.13, 500 at $23.14, 200 at $23.15, 100 at $23.16, 600 at $23.18, 400 at $23.19, 700 at $23.20, 1,300 at $23.21, 1,100 at $23.22, 900 at $23.23, 100 at $23.24, 500 at $23.25, 100 at $23.26, 1,100 at $23.27, 200 at $23.28, 300 at $23.29, 938 at $23.30, 200 at $23.31, 100 at $23.33, 900 at $23.34, 500 at $23.35, 62 at $23.36, 200 at $23.37, 100 at $23.40, 400 at $23.43, 200 at $23.44, 100 at $23.46, 300 at $23.49, 100 at $23.50, and 100 at $23.51. The weighted average sales price for these transactions was $23.2366 per share.